PBF LOGISTICS LP

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

January 13, 2014

Via Secure E-mail

Ms. Angie Kim

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Logistics LP

Draft Registration Statement on Form S-1

Submitted Confidentially on August 1, 2013

CIK No. 0001582568

Dear Ms. Kim:

Set forth below are the responses of PBF Logistics LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2013, with respect to the confidential draft registration statement on Form S-1, CIK No. 0001582568, submitted by us to the Commission on August 1, 2013 (the “Registration Statement”).

In connection with the submission of this letter, we have separately confidentially submitted Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the Commission’s secure e-mail system. For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italics. All references to page numbers and captions correspond to the text of the Staff’s comment or Amendment No. 1 unless otherwise specified.

Securities and Exchange Commission

Confidential Draft Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

We acknowledge the Staff’s comment and advise the Staff that to date, no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act, and that based upon information received by us from the underwriters identified in the Registration Statement, to date no research reports about us have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, we will provide copies of such materials to the Staff supplementally.

2.	Please include all information not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Also, please provide updated information with each amendment.

Response:

We acknowledge the Staff’s comment and, when it becomes available, will provide information not subject to Rule 430A, including an estimated price range and the maximum number of shares offered, in a subsequent amendment to the Registration Statement. We understand that the Staff will need sufficient time to review the Registration Statement after such information is included and the inclusion of such information may cause the Staff to issue additional comments. We have otherwise provided updated information about the Partnership and its business and financial statements and will continue to do so in subsequent amendments.

Securities and Exchange Commission

Prospectus Summary, page 1

3.	You disclose in the second paragraph that, at the closing of this offering, you will acquire “a 100% interest in Delaware City Terminaling Company LLC” and that “[p]rior to the closing of this offering, [y]our sponsor and its subsidiary will convey to Delaware Terminaling a light crude oil rail unloading terminal, which [you] refer to as the ‘Delaware City Rail Terminal.’” Please revise this paragraph to state, if true, that upon the closing of this offering, Delaware City Terminaling Company’s primary or only asset will be Delaware City Rail Terminal.

Response:

We have revised our disclosure in response to the Staff’s comments on page 1 of Amendment No. 1.

4.	In an appropriate place in your filing, please revise to disclose the factors your sponsor considered in determining those assets to contribute to you in connection with your initial public offering as well as the factors it considered in determining to retain its remaining logistics assets.

Response:

We have revised our disclosure in response to the Staff’s comment on pages 111-112 of Amendment No. 1.

5.	Expand the disclosure of the cash distributions to address the ability of PBF LLC to reset the incentive distribution levels. Provide a Risk Factor addressing this matter as well.

Response:

We respectfully note that the Registration Statement includes disclosure regarding PBF LLC’s ability to reset the incentive distribution levels on page 16 of the prospectus summary, as well as pages 80-83 under the heading “PBF LLC’s Right to Reset Incentive Distribution Levels.” Additionally, the Registration Statement includes a risk factor describing risks related to a reset of the incentive distribution levels on pages 51-52 of Amendment No. 1.

PBF Logistics LP, page 1

Assets and Operations, page 2

6.	Please revise this section of your prospectus summary to disclose that your Delaware terminal commenced operations in February of 2013.

Securities and Exchange Commission

Response:

We have revised our disclosure in the prospectus summary in response to the Staff’s comment on pages 2, 90 and 104 of Amendment No. 1.

Formation Transactions and Partnership Structure, page 9

7.	Expand this section to address how the consideration to be paid to the sponsor for the assets received was determined or provide an appropriate cross-reference. Provide this disclosure under “Certain Relationships and Related Party Transactions” as well.

Response:

We advise the Staff that the issuance of the common units, subordinated units, general partner units and incentive distribution rights and the cash distributions to PBF LLC and our general partner are being made in consideration of PBF LLC’s contribution to us of our initial assets and operations. The offering price, proceeds of the offering, and amount proposed to be distributed to PBF LLC immediately following the offering will be determined after discussion with the underwriters.

Ownership of PBF Logistics LP, page 11

8.	Expand the chart to indicate the ultimate beneficial owners - persons having investment or voting power - of PBF LLC. See Rule 13d-3 under the Exchange Act. Provide this disclosure under “Security Ownership of Certain Beneficial Owners and Management” on page 123 as well.

Response:

We have revised our disclosure in response to the Staff’s comment on pages 12 and 125-128 of Amendment No. 1.

Significant Forecast Assumptions, page 68

9.	You indicate under “Volumes” that your “forecasted net sales also take into account the commercial agreements with our sponsor that we will enter into at the closing of this offering, as well as forecasted usage by our sponsor of services above the minimum throughput requirements under these commercial agreements.” Clarify and quantify the extent to which already existing contracts are included in this forecast.

Response:

We have revised our disclosure in response to the Staff’s comment on page 70 of Amendment No. 1.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

Capital Resources and Liquidity, page 94

New Revolving Credit Facility, page 94

10.	You disclose on page 60 that “[yo]ur ability to make cash distributions may be limited by certain covenants in [y]our new revolving credit facility. Should [you] be unable to satisfy these covenants, [you] will be unable to make cash distributions notwithstanding [y]our cash distribution policy” while you disclose on page 94 that “[t]he agreement governing [y]our revolving credit facility will contain customary covenants and events of default.” In an appropriate place in your filing, please elaborate upon and describe those covenants that may limit your ability to make cash distributions.

Response:

We acknowledge the Staff’s comment and, when the information becomes available, will elaborate upon and describe those covenants that may limit our ability to make cash distributions in a subsequent amendment to the Registration Statement.

Capital Expenditures, page 95

11.	In the discussion of your “Business Strategies” on pages 2 and 103, you cite growing your business through “both strategic acquisitions and organic expansions.” You cite on pages 4 and 104 a list of “potential growth opportunities” that could be acquired from your sponsor. Please discuss whether your current plans for current expenditures address any such acquisitions.

Response:

We have revised our disclosure in response to the Staff’s comment on page 97 of Amendment No. 1.

Business, page 102

12.	You disclose on page 30 as a risk factor that you “may not be able to significantly develop third-party revenue due to competition and other factors.” Please revise your filing to provide the relevant information under Item 101(c)(1)(x) of Regulation S-K.

Response:

We have revised our disclosure in response to the Staff’s comment on page 113 of Amendment No. 1.

Securities and Exchange Commission

Growth Opportunities, page 104

13.	We note that you have identified a number of growth opportunities, the first of which you appear to reference in the last full paragraph on page 105 as already your asset. That is, we presume only the Delaware City Heavy Crude Oil Terminal would be able to unload the 80,000 bpd of Canadian heavy crude oil. Please tell us whether any of the identified growth opportunities are probable of being consummated for purposes of financial statements under Rule 3-05 of Regulation S-X and explain to us the basis of your determination. As part of your response, provide us a detailed account of the internal discussions regarding the timing of these growth opportunities.

Response:

We have revised our disclosure to delete the second sentence in the last full paragraph under “Growth Opportunities” on page 107 that inadvertently implied that heavy crude oil logistics assets would be part of the contributed assets. We acknowledge the Staff’s comments and advise the Staff that, currently, the identified growth opportunities are not probable of being consummated for purposes of financial statements under Rule 3-05 of Regulation S-X. We currently have no agreements in place and have not begun negotiations with our sponsor to acquire any assets.

14.	If your disclosure in the last paragraph regarding organic growth opportunities for your current assets is accurate, please clarify for us how your light crude oil rail unloading terminal is able to handle Canadian heavy crude oil. That is, we presume your terminal cannot unload Canadian heavy crude oil.

Response:

We advise the Staff that the new dual-loop facility is capable of unloading only light crude oil, and cannot unload heavy crude oil. We have revised our disclosures in the last paragraph under “Growth Opportunities” on page 107 of Amendment No. 1 to remove the inadvertent disclosure relating to deliveries of heavy crude oil at the light crude oil terminal.

Our Asset Portfolio, page 108

15.	You disclose here that your Delaware City Rail Terminal “has total throughput capacity of up to 100,000 bpd” while you disclose on page F-14 that this terminal “has a total throughput capacity of up to approximately 110,000 barrels per day.” Please clarify or revise.

Securities and Exchange Commission

Response:

We have revised our disclosure in response to the Staff’s comment on page F-14 (as well as pages 2 and 90 and other similar references to throughput capacity at the terminal) of Amendment No. 1 to state that the total throughput capacity of the Delaware City Rail Terminal is 105,000 barrels per day.

Financial Statements

General

16.	Please update your historical and pro forma financial statements to comply with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

Response:

With the exception of the seed money balance sheet of PBF Logistics LP, we have revised our disclosure in response to the Staff’s comment on pages F-3, F-5, F-19 through F-22, and F-29 of Amendment No. 1 to include our interim financial statements for the most recent period, and the related pro forma presentations, in compliance with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

Financial Statements of PBF MLP Predecessor

Note 1: Description of Business, page F-14

17.	We note your disclosure indicating that construction of the Delaware City Rail Unloading Terminal began in July 2012 and that it commenced operations in February 2013 and in other parts of the filing that it is a light crude oil rail unloading terminal. We also note (i) on page 6 under “our sponsor” that “importantly, in May 2012 our sponsor commenced crude shipments via rail into a newly developed crude rail unloading facility supporting its Delaware City refinery” and (ii) from PBF Energy’s August 24, 2012 press release that they were “currently railing 20,000 b/d of Western Canadian Heavy and Bakken crude into Delaware City,” the latter type of crude oil being a light crude oil. To help us better understand the basis for your predecessor financial statements, please provide us an overview of the rail unloading facilities at the Delaware City refinery, the relationship and proximity of the light and heavy crude rail unloading facilities to each other, the shared infrastructure and personnel of the facilities, and the type and quantity of crude actually unloaded by each facility from the start of its operations through June 30, 2013.

In addition, explain to us how you determined that your predecessor financial statements should not include the Delaware City rail unloading facilities that commenced operations in May 2012, since this facility unloaded light crude rail shipments.

Securities and Exchange Commission

Response:

In response to the Staff’s comment, we are providing the Staff the following overview to explain the evolution of our sponsor’s crude rail unloading facilities at its Delaware City refinery. During 2012, our sponsor announced plans to pursue a “crude by rail” strategy that would enable it to transport cost advantaged North American light crude oil and Canadian crude oils by rail to its Delaware City refinery. To accommodate this strategy, our sponsor decided to develop two crude oil rail unloading terminals, one equipped to heat heavy crude oils and to handle the coiled and insulated cars that are required for transporting heavy crude oils (the “Delaware City Heavy Crude Oil Terminal”), and a separate terminal equipped only to handle the unloading of light crude oils (the “Delaware City Rail Terminal”).

The Delaware City Heavy Crude Oil Terminal was developed in early 2012 by adding heavy crude offloading capability to an existing rail terminal that had been used to transport finished products. This terminal has the ability to discharge up to 40,000 bpd of heavy crude oil because it is equipped to heat and transport heavy crude oil unloaded from the coiled and insulated cars that are required for transporting heavy crude oils by rail. The Delaware City Heavy Crude Oil Terminal can also unload light crude oils delivered by manifest trains if operationally desirable to do so, but this is not its primary or intended purpose. In July 2012, our sponsor began construction of its Delaware City Rail Terminal, which commenced operations in February 2013. The Delaware City Rail Terminal includes a double-loop track that can hold two 100-car unit trains and is capable of unloading a single unit train in approximately 14 hours. Crude at this terminal is gravity-unloaded and transferred by pipe to a tank until it is processed at the refinery or transferred to another facility. It is currently capable of unloading up to 105,000 bpd of light crude oils, but lacks the equipment required to discharge and transfer heavy crude oils. The Delaware City Heavy Crude Oil Terminal is located on the east side of the refinery and the Delaware City Rail Terminal is located on the west side of the refinery, approximately two miles apart. The terminals operate independently of one another, sharing only the utilities, such as electricity and water, associated with the refinery operations as a whole. The unloading operations of both terminals are outsourced to the same third party. The third party personnel that operate the Delaware City Heavy Crude Oil Terminal are required to have taken more extensive training due to the added complexity associated with heating and unloading heavy crude oils.

In May 2012, our sponsor began preliminary shipments of crude oils, primarily light crude oils from the Bakken region, into the Delaware City refinery. Pending completion of the Delaware City Rail Terminal, these shipments were discharged using the Delaware City Heavy Crude Oil Terminal, which had excess unloading capacity at that time due to heavy crude oil supply constraints. These shipments averaged approximately 15,000 bpd beginning in May 2012 and increased to approximately 35,000 bpd in the fourth quarter of 2012. Shipments of light crude oil were discharged using the Delaware City Rail Terminal commencing in February 2013 at an initial average rate of approximately

Securities and Exchange Commission

41,000 bpd in the first month of operation, increasing to over 90,000 bpd in the fourth quarter of 2013. Since May 2012, all shipments of heavy crude oil delivered by rail to our sponsor’s Delaware City refinery have been discharged using the Delaware City Heavy Crude Oil Terminal, which is its intended purpose and because the Delaware City Rail Terminal is not capable of unloading heavy crude oil.

We were formed in February 2013 and did not have any operating activities outside the preparation for an initial public offering (IPO). As a result, we believe that our appropriate predecessor is the combination of the assets to be contributed to the Partnership (i.e. the Toledo Truck Unloading Terminal and the Delaware City Rail Terminal). The historical financial information of the predecessor would be beneficial to potential investors as it would provide the most relevant available information related to the historical operations of the contributed assets. Furthermore, this presentation would provide results based on actual historical financial information for the contributed assets. As these contributed assets will produce substantially all of the operating results and comprise substantially all of the assets of the Partnership immediately following the completion of the IPO, we believe they represent the most appropriate predecessor entity. This presentation of the predecessor historical combined financial information would most accurately depict our business post-IPO, as the contributed assets would be our primary operating assets post-IPO.

We considered whether the operations of the Delaware City Heavy Crude Oil Terminal should constitute our predecessor and determined this was not appropriate. While there were quantities of light crude oil discharged at this facility prior to commencement of operations of the Delaware City Rail Terminal, such quantities were minimal compared to the light crude unloading capacity of the Delaware City Rail Terminal. In addition, the primary and intended operations of the Delaware City Heavy Crude Oil Terminal are dissimilar to those of the Delaware City Rail Terminal and are not representative of our operating results. The Delaware City Heavy Crude Oil Terminal is a separate facility with the specialized equipment required to unload heavy crude oils delivered via manifest trains while the Delaware City Rail Terminal is designed and equipped to handle light crude oils delivered via unit trains. Although the Delaware City Heavy Crude Oil Terminal may be acquired by us in the future, its acquisition is not currently deemed probable. As such, we believe providing financial information for the Delaware City Heavy Crude Oil Terminal would not be appropriate and could be misleading to potential investors.

Note 8: Subsequent Event, page F-18

18.

We note on page 25 and this page that a LACT unit, which was owned and operated by your sponsor’s vendor in connection with a crude supply agreement, was purchased for $105,000. Please explain to us how you determined that financial statements of this unit are not required as either predecessor or under Rule 3-05 of Regulation S-X. Since your

Securities and Exchange Commission

deemed predecessor has insignificant operations for 2012, it is not clear how you determined that LACT is not the predecessor. Please include any necessary calculations as part of your response. In addition, please provide the disclosures required by FASB ASC 805-10-50 and revise your Article 11 pro forma financial statements to include adjustments related to this acquisition.

Response:

The fourth LACT unit (“LACT 4”) was owned and operated by a third party vendor starting in May 2012 prior to being purchased by our sponsor in July 2013 for $105,000. LACT 4 is a piece of equipment that was not controlled by our sponsor prior to being purchased in July 2013. We have determined that the purchase of LACT 4 was an asset acquisition in accordance with ASC 805 Business Combinations and Article 11 of Regulation S-X.

ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. The three elements of a business are defined by ASC 805-10-55-4 as follows:

a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

b.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.

c.	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

ASC 805 further stipulates that although outputs are a typical element of a business, an integrated set of activities and assets only requires the first two elements - inputs and processes applied to those inputs, to qualify as a business.

We have determined that the LACT 4 purchase was an asset acquisition due to the fact that our sponsor purchased only inputs (i.e., the physical asset) and no accompanying processes or outputs. The acquired asset consisted of only LACT 4, which is a standalone piece of equipment that by itself cannot produce any outputs. Our sponsor’s purchase of

Securities and Exchange Commission

LACT 4 did not include contracts with third parties, employees, information technology systems, or any other operational or management processes that would facilitate the production of outputs. As such, the LACT 4 acquisition did not include two of the three elements (processes and outputs) required in order for an acquired asset to be classified as a business.

In addition, we considered the purchase of LACT 4 in accordance with Article 11 of Regulation S-X and similarly concluded that it was an asset acquisition. Regulation 210.11-01(d) states, “For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” Furthermore, while there is a presumption that a business will typically be a separate entity, subsidiary, or division, a lesser component of an entity may also constitute a business. The specific facts and circumstances related to an acquisition should be considered in evaluating whether the acquisition of a lesser component of an entity constitutes a business, such as the following:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2)	Whether any of the following attributes remain with the component after the transaction:

i.	Physical facilities,

ii.	Employee base,

iii.	Market distribution system,

iv.	Sales force,

v.	Customer base,

vi.	Operating rights,

vii.	Production techniques, or

viii.	Trade names.

We determined that the LACT 4 purchase is an asset acquisition under Article 11 of Regulation S-X due to the fact that there was no revenue-producing activity of the component and the related attributes of the asset will not remain the same as before the acquisition occurred. Prior to our acquisition, the third party owner of the asset used the LACT 4 equipment solely to facilitate the transfer of its crude deliveries to our tanks. As such, LACT 4 did not separately generate revenues for the previous owner. Moreover, the previous owner used its own employees to operate the unit under its own distribution systems and processes. Subsequent to our sponsor’s acquisition of LACT 4, operations of the unit were taken over by our sponsor’s employees operating according to our sponsor’s internal policies and procedures. As noted above, we acquired a standalone

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piece of equipment without any of the attributes identified in (2) above remaining the same except for the physical location of the asset. Similarly, LACT 4 has not produced any revenues for our sponsor subsequent to its acquisition as it has been incorporated into the overall refinery operations. Therefore, the LACT 4 was accounted for as an asset acquisition under Regulation S-X.

Due to the LACT 4 acquisition being accounted for as an asset acquisition, financial statement information, pro forma information and business combination disclosures related to the acquisition are not required to be included in our registration statement and the predecessor’s financial statements in accordance with Rule 3-05 (a)(1)(i) and Article 11 of Regulation S-X and ASC 805-10-15. Additionally, no further adjustments would be required in the pro forma balance sheet as of September 30, 2013 as the LACT 4 asset is included in the historical balance sheet.

* * * *

Please do not hesitate to contact Michael J. Swidler of Vinson & Elkins L.L.P. at (212) 237-0020 or Todd E. Lenson of Stroock & Stroock & Lavan LLP at (212) 806-5793 with any questions or further comments you may have regarding the foregoing or if you wish to discuss the above responses.

Sincerely,

/s/ Jeffrey Dill
Jeffrey Dill, Senior Vice President, General Counsel

cc:	H. Roger Schwall (Securities and Exchange Commission)
Michael J. Swidler, Esq. (Vinson & Elkins L.L.P.)
Todd E. Lenson, Esq. (Stroock & Stroock & Lavan LLP)
Douglas Horowitz, Esq. (Cahill Gordon & Reindel LLP)